CONFIDENTIAL TREATMENT REQUESTED
BY DOLBY LABORATORIES, INC.
UNDER 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

March 2, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Kathleen Collins

Re:	Dolby Laboratories, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2015
Filed November 24, 2015
File No. 001-32431
Ladies and Gentlemen:
On behalf of Dolby Laboratories, Inc. (the “Company” or “Dolby”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 18, 2016, relating to the Company’s annual report on Form 10-K for the fiscal year ended September 25, 2015 (the “10-K”).
The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter dated February 18, 2016, which have been retyped herein in bold italics for your ease of reference).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
Consolidated Financial Statements

Notes to Consolidated Financial Statements

Dolby Laboratories, Inc. 1275 Market Street, San Francisco, CA 94103 USA T +1 415 558 0200 Dolby.com

Staff of the Securities and Exchange Commission Re: Dolby Laboratories, Inc. March 2, 2016 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY DOLBY LABORATORIES, INC. UNDER 17 C.F.R. §200.83

Note 10. Income Taxes, page 71

1.
In your response to prior comment 1 you state that you considered the disclosure requirement related to your overall tax rate and disclosed that a higher portion of your overall earnings were attributable to lower tax-rate jurisdictions. Please quantify for us how the renegotiation and resultant change in allocation between Dolby U.S. and Dolby International affected your effective tax rate in 2015 and how you expect it to affect your effective tax rate going forward.

RESPONSE:
Without taking the renegotiation into account, in 2015 approximately [***] of our Dolby Digital Plus (“DD+”) royalties would have been attributed to Dolby International AB (“Dolby International”). The renegotiation resulted in an increase in the amount of royalties attributed to Dolby International from approximately [***] to approximately [***].  For 2015, the net impact of the renegotiation on the benefit to our worldwide effective tax rate was an increase from approximately [***] to approximately [***] as shown below:

	Without Renegotiation	With Renegotiation	Impact of Renegotiation
Gross benefit	[***]	[***]	[***]
Reserve	[***]	[***]	[***]
Net benefit	[***]	[***]	[***]
Going forward, we expect the net rate benefit and our effective tax rate to be consistent with the discussion above; however, these items can be impacted in the future by other items such as future renegotiations of the comparable transaction, changes in the tax laws and economic conditions.

2.
We note from your response to prior comment 2 that the decrease in your 2015 effective tax rate is primarily due to the fact that your foreign tax expense is comprised mostly of withholding taxes that are generally not influenced by the allocation of revenue between your U.S. and foreign subsidiaries. Please explain to us what factors influence foreign withholding taxes if not revenue and how those factors changed in 2015 to cause a decrease in your foreign effective tax rate in 2015.

RESPONSE:
Foreign effective tax rate is calculated by dividing foreign tax expense by foreign pre-tax income. Most of Dolby’s revenue comes from royalties that are subject to withholding taxes imposed primarily by foreign governments. Withholding taxes are imposed on both the payments made to Dolby International and to Dolby in the United States, at approximately the same overall withholding tax rate, which has been approximately [***] to [***] in our recent history.
We categorize withholding taxes as foreign tax expense whether they relate to payments made to Dolby in the United States or to Dolby International.
Our worldwide, consolidated royalty revenue and our total withholding taxes were materially the same in both 2014 and 2015 even though Dolby International’s share of the total royalty revenue was higher in 2015 than in 2014. Please see our response to Comment 1 above.

Dolby Laboratories, Inc. 1275 Market Street, San Francisco, CA 94103 USA T +1 415 558 0200 Dolby.com

Staff of the Securities and Exchange Commission Re: Dolby Laboratories, Inc. March 2, 2016 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY DOLBY LABORATORIES, INC. UNDER 17 C.F.R. §200.83

The apparent decrease in foreign tax rate discussed in the comment is attributable to the above factors, as foreign tax expense stayed materially the same but foreign pre-tax income increased. A simple illustration based on our facts shows why this occurred. [***].

3.
Please tell us where the increases in reserves for uncertain tax positions as they relate to your U.S. tax provision and the impact of the sale of the real estate entity at a higher marginal tax rate are reflected in your rate reconciliation. Please quantify for us the impact of these factors on your effective tax rate and tell us what consideration was given to separately disclosing them in your rate reconciliation.

RESPONSE:
In our income tax rate reconciliation, the income from the sale of the real estate entity is reflected in the line items titled “Federal statutory rate” and “State income taxes, net of federal effect” as the sale was taxed at 35.7%, our domestic tax rate. There were no material changes to uncertain tax positions other than the change related to the amount of income subject to tax at the foreign statutory rates.

4.
In your response to prior comment 3 you state that the caption “foreign rate differential” includes changes in uncertain tax positions to the extent related to the amount of income subject to tax at the foreign statutory rates. Please quantify for us the impact of the changes in uncertain tax positions that is included in the foreign rate differential line item. In addition, in future filings disclose that the foreign rate differential line item includes changes in uncertain tax positions related to amount of income tax subject to foreign taxes.

RESPONSE:
The impact on our reserve attributable to uncertain tax positions related to income subject to foreign statutory rates is [***], as reflected in the “foreign rate differential” line item in 2015. This [***] amount is shown in the chart in the response to comment 1 above.
We appreciate the Staff’s comment, and we will disclose in our future filings required by the Securities Exchange Act of 1934 that:

“Our foreign rate differential includes the impact from changes to uncertain tax positions attributed to income subject to foreign taxes.”
* * * * *
In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dolby Laboratories, Inc. 1275 Market Street, San Francisco, CA 94103 USA T +1 415 558 0200 Dolby.com

Staff of the Securities and Exchange Commission Re: Dolby Laboratories, Inc. March 2, 2016 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY DOLBY LABORATORIES, INC. UNDER 17 C.F.R. §200.83

If you have any questions regarding the foregoing, please do not hesitate to contact me or Ryan Nicholson, Vice President, Corporate Controller, at (415) 645-5000.

Sincerely yours,

/s/    Lewis Chew
Lewis Chew
Executive Vice President and Chief Financial Officer

cc:	Dolby Laboratories, Inc.
Kevin Yeaman, President and Chief Executive Officer
Andy Sherman, Executive Vice President, General Counsel and Secretary
Ryan Nicholson, Vice President, Corporate Controller
Wilson Sonsini Goodrich & Rosati, Professional Corporation
Mark Baudler, Esq.

Dolby Laboratories, Inc. 1275 Market Street, San Francisco, CA 94103 USA T +1 415 558 0200 Dolby.com